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SEC FILE NUMBER
001-14837

CUSIP NUMBER
74837R104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Quicksilver Resources Inc.

Full Name of Registrant
N/A

Former Name if Applicable
777 West Rosedale Street

Address of Principal Executive Office (Street and Number)
Fort Worth, Texas 76104

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Quicksilver Resources Inc. (the “Company”) is unable to file its annual report within the period required by the Securities Exchange Act of 1934, as amended.
For the Company’s oil and gas properties, it is required to supplementally disclose information regarding: proved oil and gas reserves; capitalized costs relating to oil and gas producing activities; costs incurred in oil and gas property acquisition, exploration and development activities; results of operations for oil and gas producing activities; and a standardized measure of discounted future net cash flows relating to proved oil and gas reserves. These disclosures must include the information for both the Company and for its equity method investees.
Although the Company has the required information for its oil and gas properties, it did not receive the corresponding information for one of its equity method investees until late in the afternoon on March 2, 2009, when the investee filed its annual report with the Securities and Exchange Commission.
The Company presently expects to file its Form 10-K for 2008 on or before March 17, 2009.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John C. Cirone	(817)	665-5000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The significant changes in results of operations from December 31, 2007 are set forth in the Company’s 2008 Form 10-K, which is being filed concurrently with this Form 12b-25. The information set forth in Items 7 and 8 of the Company’s 2008 Form 10-K are incorporated herein by this reference.

(Title of Registrant)
Quicksilver Resources Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 2, 2009	By	/s/ John C. Cirone

John C. Cirone
Senior Vice President, General Counsel and Secretary